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February 5, 1996

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Equitable BankShares, Inc. and subsidiary (Equitable) and, under the date of February 11, 1994, we reported on the consolidated financial statements of Equitable as of and for the years ended December 31, 1993 and 1992. On September 20, 1994, our appointment as principal accountants was terminated. We have read Equitable's statements included in the section entitled "Relationships with Independent Accountants" in Compass Bancshares, Inc.'s Form S-4 dated February 5, 1996, and we agree with such statements, except that we are not in a position to agree or disagree (i) with Equitable's stated reason for changing principal accountants, or (ii) with Equitable's statement that the decision to change auditors was approved by its Board of Directors.

Very truly yours,


KPMG PEAT MARWICK LLP